

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Deanna H. Lund
Chief Financial Officer
KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
10680 Treena St., Suite 600
San Diego, CA 92131

> **Re: KRATOS DEFENSE & SECURITY SOLUTIONS, INC.**
> **Form 10-K for Fiscal Year Ended December 29, 2019**
> **Filed February 24, 2020**
> **File No. 001-34460**

Dear Ms. Lund:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing